UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I
REGISTRANT INFORMATION

Adeptus Health Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

2941 Lake Vista Drive
Address of Principal Executive Office (Street and Number)

Lewisville, Texas 75067
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10‑K, Form 20‑F, Form 11‑K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q or subject distribution report on Form 10‑D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10‑K, 20‑F, 11‑K, 10‑Q, 10‑D, N‑SAR, N‑CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Adeptus Health Inc. (the “Company”) is not able to complete the preparation, review and filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense.  The Company’s delay in filing the Annual Report is due principally to the additional time the Company requires to complete its analysis of impairment of goodwill, intangible assets and investments in unconsolidated subsidiaries and evaluation of the need to write down its deferred tax assets.  Due to the complex calculations required to measure impairment and determine the appropriateness of such a write-down, the Company does not expect to complete the preparation of its consolidated financial statements for 2016 to be able to file its Form 10-K by the prescribed due date.  In addition, the Company has identified material weaknesses with respect to internal control over financial reporting in the areas of revenue recognition, accounts receivable, accounting for a contribution to an unconsolidated joint venture, and accounting for equity in (loss) earnings of unconsolidated joint ventures.  Related to these areas where material weaknesses have been identified, the Company is evaluating the effect of errors in its condensed consolidated financial statements and consolidated financial statements for prior periods.  An analysis of root causes and remediation plans are still in process. Also, there is substantial doubt about the Company’s ability to continue as a going concern absent its securing committed long-term financing.  Finally, the Company requires additional time to complete its financial closing procedures. The Company is working diligently to address the foregoing matters and intends to file its Form 10-K on or before March 16, 2017, the prescribed due date pursuant to this Form 12b-25,  or as soon as practicable thereafter once such matters have been resolved and the audit of its consolidated financial statements for 2016 is completed.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Frank R. Williams	(972)	899-6158
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss for the year ended December 31, 2016.

The Company anticipates that its 2016 full year results will be impacted by several items, including:

•	a $160 – $200 million non-cash charge for impairment of goodwill, intangible assets and investments in unconsolidated subsidiaries,

•	a $0 – $285 million non-cash charge to write down the Company’s deferred tax assets,

•	a $27 million charge related to the write-off of uncollectible receivables,

•	a $40 million charge related to the impact of writing-off uncollectible receivables for unconsolidated subsidiaries,

•	a $1 million charge related to a headcount reduction implemented in the fourth quarter of 2016, and

•	a $7 million charge related to the closure of certain facilities in the fourth quarter of 2016.

The above financial data is preliminary, based upon the Company’s estimates and subject to completion of the Company’s evaluation of the matters described under Part III above and other financial closing procedures. Moreover, this data has been prepared on the basis of currently available information. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this data. This data does not constitute a comprehensive statement of the Company’s financial results for the year ended December 31, 2016, and the Company’s final numbers for this data may differ materially from these estimates.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially.   Any forward-looking statements herein are made as of the date of this filing, and the Company undertakes no duty to update or revise any such statements except as required by the federal securities laws. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in ADPT’s filings with the U.S. Securities and Exchange Commission (“SEC”) from time to time and which are accessible on the SEC’s website at www.sec.gov, including in the section entitled “Risk Factors” in the Company’s Form 10-K for the fiscal year ended December 31, 2015 and its Form 10-Q for the three and nine months ended September 30, 2016.   Among the factors that could cause future results to differ materially from those provided in this Form 12b-25 are: our ability to secure sufficient liquidity from external financing sources and maintain sufficient levels of cash flow to continue as a going concern, stabilize our operations and meet growth expectations; our ability to file the Company’s Form 10-K for the fiscal year ended December 31, 2016 on or prior to March 16, 2017; our ability to implement our growth strategy; delays in conversion of patient receivables into cash, as well as increased potential for bad debt expense, associated with deficiencies in billing and collections related to our services; our ability to protect our brand; federal and state laws and regulations relating to our facilities, which could lead to the incurrence of significant penalties by us or require us to make significant changes to our operations; our ability to locate available facility sites on terms acceptable to us; competition from hospitals, clinics and other emergency care providers; our dependence on payments from third-party payors; our ability to source and procure new products and equipment to meet patient preferences; our reliance on Medical Properties Trust (“MPT”) and the MPT Master Funding and Development Agreements; disruptions in the global financial markets leading to difficulty in borrowing sufficient amounts of capital to finance the carrying costs of inventory to pay for capital expenditures and operating costs; our ability or the ability of our healthcare system partners to negotiate favorable contracts or renew existing contracts with third-party payors on favorable terms; significant changes in our payor mix or case mix resulting from fluctuations in the types of cases treated at our facilities; significant changes in the rules, regulations and systems governing Medicare and Medicaid reimbursements; material changes in IRS revenue rulings, case law or the interpretation of such rulings; shortages of, or quality control issues with, emergency care-related products, equipment and medical supplies that could result in a disruption of our operations; the intense competition we face for patients, physician use of our facilities, strategic relationships and commercial payor contracts; the fact that we are subject to significant malpractice and related legal claims; the growth of patient receivables or the deterioration in the ability to collect on those accounts; the impact on us of PPACA, which represents a significant change to the healthcare industry; and ensuring our continued compliance with HIPAA, which could require us to expend significant resources and capital; and the factors discussed in the section entitled “Risk Factors” in the Company’s Form 10-K for the fiscal year ended December 31, 2015 and its Form 10-Q for the three and nine months ended September 30, 2016.

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Adeptus Health Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2017	By	/s/ Frank R. Williams
Frank R. Williams
Executive Vice President and Chief Financial Officer

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